■	EX-99.1
Signing MoU with Busan for Fuel-generating Business
     On November 12, POSCO and Busan Metropolitan City (‘Busan’) have formed a partnership to develop fuel-generating business using living-wastes. POSCO and Busan have plan to construct facilities on ‘Sanggok dong’ in Busan by 2010 for selecting living materials, making solid fuels and generating electric power.
     About KRW 180 billion will be invested by POSCO, the Korean Government and Busan City’s financial assistance.